Exhibit 23.1

We consent to the inclusion in the Registration Statement (Form S-1/A6) of Stuart King Capital Corp. of our report dated September 6, 2011, with respect to the balance sheet as of June 30, 2011, and the related statements of operations, stockholders’ (deficit) equity, and cash flows for the period from inception on April 7, 2011 to June 30, 2011 to be included in this Registration Statement.

/s/ Sam Kan & Company
Firm’s Manual Signature
Alameda, CA
City, State
April 26, 2012
Date